MDU RESOURCES GROUP, INC.
       COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
    AND COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

                              Twelve Months          Year
                                  Ended             Ended
                              March 31, 2003  December 31, 2002
                                    (In thousands of dollars)


Earnings Available for
  Fixed Charges:

Net Income per Consolidated
  Statements of Income           $ 144,830          $ 148,444

Income Taxes (a)                    82,365             86,230
                                   227,195            234,674

Rents (b)                            8,272              8,156

Interest (c)                        53,504             51,393

Total Earnings Available
  for Fixed Charges              $ 288,971          $ 294,223

Preferred Dividend Requirements  $     755          $     756

Ratio of Income Before Income
  Taxes to Net Income                 157%               158%

Preferred Dividend Factor on
 Pretax Basis                        1,185              1,194

Fixed Charges (d)                   61,776             59,549

Combined Fixed Charges and
  Preferred Stock Dividends      $  62,961          $  60,743

Ratio of Earnings to Fixed
  Charges                             4.7x               4.9x

Ratio of Earnings to
  Combined Fixed Charges
  and Preferred Stock Dividends       4.6x               4.8x

(a) Includes income tax benefits of $4,821 associated with the cumulative effect of accounting change for the twelve months ended March 31, 2003.

(b) Represents portion (33 1/3%) of rents which is estimated to approximately constitute the return to the lessors on their investment in leased premises.

(c) Represents interest and amortization of debt discount and expense on all indebtedness and excludes amortization of gains or losses on reacquired debt which, under the Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income.

(d)  Represents rents and interest, both as defined above.